Exhibit 99.1

News Release #04/2013 2013-04-02

Baja Mining Files 2012 Financial Results

Vancouver, April 02, 2013 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) reports that its consolidated financial statements and management's discussion and analysis for the year ended December 31, 2012, as well as its Annual Information Form for the year ended December 31, 2012 have been filed.

Baja’s 2012 financial results are available on Sedar at www.sedar.com and on Baja's website at www.bajamining.com/investors/financials.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the Company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the Company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012, June 30, 2012 and September 30, 2012. Forward-looking statements are given only as at the date of this press release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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